Exhibit 99.3

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statement of Comprehensive Income/(Loss)
For the three-month period ended March 31
(Unaudited - stated in United States dollars)
	2011	2010
Sales	$6,749,680	$8,387,439
Cost and expenses
Cost of sales	4,786,574	3,573,126
Amortization	1,084,289	1,751,396
Royalty expense	260,453	311,078
Stock-based compensation (note 25)	336,148	813,928
Interest and accretion on term loans	570,951	27,757
Derivatives - fair value revaluation	(3,964,433)	1,890,000
Corporate and administrative expenses	2,124,608	2,002,267
	5,198,590	10,369,552
Other (income)/expense
Interest income	(6,417)	(3,539)
Write-off of deferred exploration costs	-	4,825
Other income	(3,843)	(10,000)
Foreign exchange gain	(198,117)	(124,373)
	(208,377)	(133,087)
Income/(loss) for the period before income tax	1,759,467	(1,849,026)
Income tax recovery
Corporate income tax	(104,303)	(231,716)
Net income/(loss) and comprehensive income/(loss) for the period	1,863,770	(1,617,310)
Attributable to:
Equity owners	$2,003,389	$(2,291,537)
Non-controlling interest	(139,619)	674,227
	$1,863,770	$(1,617,310)
Earnings/(loss) per share attributable to equity holders (note 8)
Basic	$0.005	$(0.005)
Diluted	$0.004	$(0.005)

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statement of Financial Position
As at	March 31	December 31	January 1
(Unaudited - stated in United States dollars)	2011	2010	2010
ASSETS
Non-current
Advances on plant & equipment	$9,492	$1,361,327	$-
Property, plant and equipment (note 10)	35,894,376	30,649,677	9,430,738
Deferred exploration expenditure (note 11)	12,045,375	10,661,320	7,464,937
Deferred development expenditure (note 12)	21,740,974	21,064,312	17,584,116
Mine properties (note 13)	39,093,076	39,197,779	7,203,352
	108,783,293	102,934,415	41,683,143
Current
Cash and cash equivalents (note 14)	6,290,097	4,105,325	5,718,725
Trade and other receivables (note 15)	7,589,780	7,989,736	3,345,241
Inventories (note 16)	7,482,162	6,689,000	3,078,218
Other financial assets (note 17)	1,489,471	1,473,929	198,941
	22,851,510	20,257,990	12,341,125
Total assets	131,634,803	123,192,405	54,024,268
SHAREHOLDERS' EQUITY
Equity attributable to equity owners
Capital and reserves (note 24)	132,618,358	126,412,502	101,743,411
Deficit	(64,864,290)	(66,867,679)	(52,985,295)
	67,754,068	59,544,823	48,758,116
Non-controlling interest	5,543,152	5,682,771	(444,033)
Total shareholders' equity	73,297,220	65,227,594	48,314,083
LIABILITIES
Non-current
Provisions (note 18)	1,138,641	1,119,332	770,010
Derivative financial liabilities (note 19)	14,116,443	18,200,216	-
Interest-bearing loans and borrowings (note 20)	9,568,517	8,979,280	-
Convertible borrowings (note 21)	6,620,468	6,436,133	-
Deferred tax liabilities	6,539,886	6,590,305	-
	37,983,955	41,325,266	770,010
Current
Provisions (note 18)	1,144,966	967,574	469,305
Trade and other payables (note 22)	11,391,135	8,033,182	4,299,869
Other financial liabilities (note 23)	794,700	818,946	171,001
Interest-bearing loans and borrowings (note 20)	6,818,400	6,429,600	-
Convertible borrowings (note 21)	204,427	390,243	-
	20,353,628	16,639,545	4,940,175
Total liabilities	58,337,583	57,964,811	5,710,185
Total liabilities and shareholders' equity	$131,634,803	$123,192,405	$54,024,268
Commitments, contingencies and contractual obligations (note 27)

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statement of Changes in Equity
For the period ended March 31, 2011
(Unaudited-stated in United States dollars)
				Other
		Issued		Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083
Income/(loss) for the year			(13,882,384)		1,109,312	(12,773,072)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	(13,882,384)	-	1,109,312	(12,773,072)
Issue of share capital	24	32,585,853				32,585,853
Options granted and vested				2,323,275		2,323,275
Options exercised				(654,896)		(654,896)
Warrants granted and vested				521,560		521,560
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary				(10,106,702)	(4,893,298)	(15,000,000)
Balance at January 1, 2011		129,903,856	(66,867,679)	(3,491,355)	5,682,771	65,227,593
Income/(loss) for the period			2,003,389		(139,619)	1,863,770
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	2,003,389	-	(139,619)	1,863,770
Issue of share capital	24	5,870,370				5,870,370
Options granted and vested				336,148		336,148
Options exercised				(661)		(661)
Balance at March 31, 2011		$135,774,226	$(64,864,290)	$(3,155,868)	$5,543,152	$73,297,220

For the period ended March 31, 2010
(Unaudited-stated in United States dollars)
			Other
	Issued		Reserves	Non-Controlling	Total
Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010	$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083
Income/(loss) for the period		(2,291,537)		674,227	(1,617,310)
Other comprehensive income/(loss)
Total comprehensive income/(loss)	-	(2,291,537)	-	674,227	(1,617,310)
Issue of share capital	15,053,302				15,053,302
Options granted and vested			1,260,629		1,260,629
Warrants granted and vested			269,897		269,897
Non-controlling interest on amalgamation				10,075,460	10,075,460
Balance at March 31, 2010	$112,371,305	$(55,276,832)	$5,955,934	$10,305,654	$73,356,061

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statement of Deficit
For the three-month period ended March 31
(Unaudited - stated in United States dollars)	2011	2010	2009
Deficit
Beginning of the year	$66,867,679	$52,985,295	$44,082,436
(Income)/loss for the period attributable to equity owners	(2,003,389)	2,291,537	-
Deficit, end of the period	$64,864,290	$55,276,832	$44,082,436

Consolidated Statement of Cash Flows
For the three-month period ended March 31 (United States dollars)
(Unaudited - stated in United States dollars)
	2011	2010
Operating activities :
Income/(loss) for the period after tax	$1,863,770	$(1,617,310)
Items not affecting cash
Amortization	1,084,289	1,751,396
Stock-based compensation expense	336,148	813,928
Deferred income tax	(150,302)	(100,101)
Derivatives revaluation	(3,964,433)	1,890,000
Interest and accretion on term loans	70,230	-
Unrealized foreign exchange	22,789	(50,236)
ARO adjustment (net)	19,308	12,005
Write-off of deferred exploration and mineral property costs	-	4,825
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	313,913	(3,633,372)
Trade and other payables	3,651,441	(805,376)
Inventory	(91,317)	(81,570)
Cash provided by/(used in) operating activities	3,155,836	(1,815,811)
Investing activities :
Cash acquired in amalgamation (note 9)	-	45,643
Deferred exploration and development costs	(2,700,815)	(1,809,085)
Acquisition of property, plant and equipment	(3,657,349)	(879,451)
Cash used in investing activities	(6,358,164)	(2,642,893)
Financing activities :
Capital lease payments	(108,746)	(67,050)
Convertible notes issued	-	11,481,794
Shares issued, net of costs	5,498,220	273,526
Cash provided by financing activities	5,389,474	11,688,270
Increase in cash during the period	2,187,146	7,229,566
Cash - beginning of the year	4,105,325	5,718,725
Effect of foreign exchange rate changes on cash	(2,374)	310,224
Cash - end of the period	$6,290,097	$13,258,515
Supplemental information:
Interest paid	$500,721	$-
Income taxes paid	$-	$-

See accompanying notes to the Interim Consolidated Financial Statements